Exhibit 99.2
Satyam Computer Services Limited
Regd. office: Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q1 — 2008
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$1.96 bn and US$1.98 bn, implying a growth rate of 34.0% to 35.5% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be between US$ 1.17 and US$ 1.19, implying a growth rate of 28.3% — 29.7% over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 21.1% and 22.5%. EPS for the full year is expected to be between Rs. 24.14 and Rs. 24.46, implying a growth rate of 12.5% – 14.0%.

3.	For Q2 FY 2008, under US GAAP, revenue is expected to be between US$ 477.2 mn and US$ 479.4 mn, implying a growth rate of 5.5% to 6.0%. Basic earning per ADS for Q2 08 is expected to be US$ 0.26.

4.	For Q2 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 4.7% and 5.2%. EPS for the Quarter is expected to be between Rs. 5.36 and Rs. 5.41.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs.1830 crore; a YoY increase of 26.8% and a sequential increase of 2.9%.

2.	Volume growth for the quarter was 9.5%.

3.	Net Profit after Tax was Rs. 378 crore; a YoY increase of 6.8% and a sequential decrease of 3.9%.

4.	EPS was Rs. 5.67; a YoY increase of 4.3% and a sequential decrease of 5.2%.

5.	EBITDA margin for the quarter was 22.4%.
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 452.3 mn; up 40.3 % YoY and 10% sequentially.

2.	Net Income was $ 93.1 mn; YoY increase of 23.3% and a sequential increase of 7.9%.

3.	Basic earning per ADS for the quarter was US$ 0.28; increase of 20.3% YoY and up 6.4% sequentially.

4.	Operating margins (EBIT) was 19.9%.
Others
1.	The parent company ended the quarter with 38,386 associates, an addition of 2,716 associates including 1,298 trainees for Q1 08. The number of associates including the subsidiaries and joint ventures stood at 42,347.

2.	Attrition on a trailing twelve months basis fell to 14.9% from 15.7% in Q4 FY07.

Consolidated financial results as per Indian GAAP

					Rs. in crores except as stated otherwise
					Quarter	Growth over
				Growth over	ended	quarter ended
		Quarter ended June 30,		quarter ended	March 31,	March 31,	Year ended
Sl.		(unaudited)		June 30, 2006	2007	2007	March 31, 2007
No.	Particulars	2007	2006	(%)	(unaudited)	(%)	(audited)
1	Income from services
	-Exports	1,776.94	1,376.66	29.08	1,701.01	4.46	6,188.12
	-Domestic	53.25	66.27	(19.65)	78.14	(31.85)	296.96
	Total	1,830.19	1,442.93	26.84	1,779.15	2.87	6,485.08
2	Other income	63.20	74.48	(15.15)	70.40	(10.23)	183.28
3	Total income	1,893.39	1,517.41	24.78	1,849.55	2.37	6,668.36
4	Personnel expenses	1,106.18	831.61	33.02	1,076.26	2.78	3,857.93
5	Cost of software and hardware sold	0.25	0.68	(63.24)	0.50	(50.00)	2.27
6	Operating and administration expenses	313.47	255.63	22.63	292.17	7.29	1,087.17
7	Total expenditure	1419.90	1,087.92	30.52	1,368.93	3.72	4,947.37
8	Profit before interest, depreciation/ amortization and taxation (PBIDT)	473.49	429.49	10.24	480.62	(1.48)	1,720.99
9	PBIDT margin	25.01%	28.30%	—	25.99%	—	25.81%
10	Operating profit (PBIDT without other income)	410.29	355.01	15.57	410.22	0.02	1,537.71
11	Operating profit margin	22.42%	24.60%	—	23.06%	—	23.71%
12	Financial expenses	3.32	2.55	30.20	7.42	(55.26)	15.92
13	Depreciation/amortization	38.69	36.17	6.97	35.39	9.32	148.44
14	Profit before taxation [8-(12+13)]	431.48	390.77	10.42	437.81	(1.45)	1,556.63
15	Provision for taxation	53.16	36.77	44.57	44.23	20.19	152.01
16	Profit after taxation before minority interest	378.32	354.00	6.87	393.58	(3.88)	1,404.62
17	Minority interest	—	0.12	—	—	—	0.12
18	Profit after taxation and minority interest	378.32	354.12	6.83	393.58	(3.88)	1,404.74
19	PAT to total income	19.98%	23.34%	—	21.28%	—	21.07%
20	Paid-up equity share capital (Par value of Rs.2 per share)	133.53	65.26	—	133.44	—	133.44
21	Reserves excluding revaluation reserves	5,974.07	4,552.34	—	5,565.81	—	5,565.81
22	Preference shares of Rs. 10 each issued by Subsidiary Company	45.50	91.01	—	45.50	—	45.50
23	EPS – basic (Rs.) (on par value of Rs. 2 per share)*	5.67	5.44	4.23	5.98	(5.18)	21.45
24	EPS – diluted (Rs.) (on par value of Rs. 2 per share)*	5.53	5.24	5.53	5.83	(5.15)	20.98

*         Adjusted for issue of bonus shares in the ratio of 1:1, allotted on October 11, 2006.
Notes:
1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.

3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries — Nipuna Services Limited, Satyam Technologies, Inc., Satyam Computer Services (Shanghai) Co. Ltd., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: July 20, 2007	Managing Director

Consolidated financial results as per US GAAP

					US$ in millions except as stated otherwise
						Growth over
				Growth over	Three months	three months
		Three months ended		three months	ended	ended	Year ended
		June 30,		ended	March	March	March 31,
Sl.		(unaudited)		June 30, 2006	31, 2007	31, 2007	2007
No.	Particulars	2007	2006	(%)	(unaudited)	(%)	(audited)
1	Revenues	$452.3	$322.5	40.25	$411.3	9.97	$1,461.4
2	Gross profit	163.1	117.0	39.40	147.0	10.95	523.8
3	Operating income	90.1	66.9	34.68	81.0	11.23	291.6
4	Operating income margin	19.92%	20.74%	—	19.69%	—	19.95%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	104.9	82.6	27.00	95.2	10.19	328.2
6	Net income	$93.1	$75.5	23.31	$86.3	7.88	$298.4
7	EPADS – basic (US$)*	0.28	0.23	20.33	0.26	6.43	0.92
8	EPADS – diluted (US$)*	0.27	0.22	22.10	0.26	6.32	0.90

*    Adjusted for issue of bonus shares in the ratio of 1:1 allotted on October 11, 2006.
Notes:
1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries — Nipuna Services Ltd., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Technologies, Inc., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter ended June 30, 2007 is as follows:

				US$ in millions
				Year ended
		Three months ended June 30,		March 31,
Sl.		(unaudited)		2007
No.	Particulars	2007	2006	(audited)
1	Profit as per Indian GAAP consolidated financial statements	$92.1	$78.2	$311.9
2	Stock-based compensation	(0.6)	(3.7)	(12.0)
3	Others, net	1.6	1.0	(1.5)
4	Total adjustments (2 to 3)	1.0	(2.7)	(13.5)
5	Net income as per US GAAP financial statements	$93.1	$75.5	$298.4

Audited financial results for the quarter ended June 30, 2007

					Rs. in crores except as stated otherwise
				Growth
				over
				quarter	Quarter	Growth over
				ended	ended	quarter ended	Year ended
Sl.		Quarter ended June 30,		June 30, 2006	March 31,	March 31, 2007	March 31,
No.	Particulars	2007	2006	(%)	2007	(%)	2007
1	Income from services
	-Exports	1,706.27	1,332.42	28.06	1,637.18	4.22	5,961.06
	-Domestic	52.81	54.44	(2.99)	71.85	(26.50)	267.41
	Total	1,759.08	1,386.86	26.84	1,709.03	2.93	6,228.47
2	Other income	61.85	74.38	(16.85)	69.37	(10.84)	181.61
3	Total income	1,820.93	1,461.24	24.62	1,778.40	2.39	6,410.08
4	Personnel expenses	1,059.38	795.13	33.23	1,036.07	2.25	3,706.04
5	Operating and administration expenses	286.99	236.08	21.56	265.78	7.98	993.31
6	Total expenditure	1,346.37	1,031.21	30.56	1,301.85	3.42	4,699.35
7	Profit before interest, depreciation/amortization and taxation (PBIDT)	474.56	430.03	10.36	476.55	(0.42)	1,710.73
8	PBIDT margin	26.06%	29.43%	—	26.80%	—	26.69%
9	Operating profit (PBIDT without other income)	412.71	355.65	16.04	407.18	1.36	1,529.12
10	Operating profit margin	23.46%	25.64%	—	23.83%	—	24.55%
11	Financial expenses	0.51	1.07	(52.34)	4.93	(89.66)	7.61
12	Depreciation/amortization	32.55	32.30	0.77	30.46	6.86	129.89
13	Profit before taxation [7-(11+12)]	441.50	396.66	11.30	441.16	0.08	1,573.23
14	Provision for taxation	52.36	36.57	43.18	43.66	19.93	150.00
15	Profit after taxation (PAT)	389.14	360.09	8.07	397.50	(2.10)	1,423.23
16	PAT to Total income	21.37%	24.64%	—	22.35%	—	22.20%
17	Paid-up equity share capital (par value of Rs.2 per share)	133.53	65.26	—	133.44	—	133.44
18	Reserves excluding revaluation reserves	6,068.61	4,668.35	—	5,648.07	—	5,648.07
19	EPS – basic (Rs.) (on par value of Rs. 2 per share)*	5.83	5.53	5.42	6.04	(3.48)	21.73
20	EPS – diluted (Rs.) (on par value of Rs. 2 per share)*	5.68	5.33	6.57	5.89	(3.57)	21.25

*        Adjusted for issue of bonus shares in the ratio of 1:1 allotted on October 11, 2006.
Segment Reporting:

							Rs in crores

1	Segment revenue
	Information technology services	1,759.08	1,386.86	26.84	1,709.03	2.93	6,228.47
	Less: Inter segment revenue	—	—	—	—	—	—
	Net Sales / Income from operations	1,759.08	1,386.86	26.84	1,709.03	2.93	6,228.47
2	Segment profit /(loss) before tax and interest
	Information technology services	380.16	323.35	17.57	376.72	0.91	1,399.23
	Less : Financial expenses	0.51	1.07	(52.34)	4.93	(89.66)	7.61
	Add: Other income	61.85	74.38	(16.85)	69.37	(10.84)	181.61
	Total profit before tax	441.50	396.66	11.30	441.16	0.08	1,573.23
3	Capital employed
	Information technology services	2,613.65	2,572.67	1.59	2,191.35	19.27	2,191.35

Notes:
1.	The above results have been taken on record by the Board of directors at its meeting held today.

2.	The total manpower strength as on June 30, 2007 stood at 38,386 associates as against 35,670 associates as on March 31, 2007 signifying an increase of 2,716 associates. The number of technical associates increased by 2,544 to close the quarter at 36,356 (33,812 associates as on March 31, 2007).

3.	During the quarter ended June 30, 2007, the Company allotted 474,514 equity shares of Rs. 2 each, consequent to exercise of stock options by the Associates.

4.	Details of investor complaints for the quarter ended June 30, 2007:

	Pending as on	During the quarter		Pending as on
Nature	April 1, 2007	Received	Disposed off	June 30, 2007
Dividends related	0	44	44	0
Others	0	6	6	0
Total	0	50	50	0
5.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of Directors

Place: Hyderabad	B. Rama Raju
Date: July 20, 2007	Managing Director

Safe Harbor:
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 20-F concerning the fiscal year ended March 31, 2007 furnished to the United States Securities and Exchange Commission on April 30, 2007 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.